UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 28, 2021

Commission File Number 001-16125

ASE Technology Holding Co., Ltd.
(Translation of registrant’s name into English)

26, Chin 3rd Road Kaohsiung, Taiwan Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASE TECHNOLOGY HOLDING CO., LTD.

Date: October 28, 2021	By:	/s/ Joseph Tung
Name: Joseph Tung
Title: Chief Financial Officer

1 ASE Technology Holding Co., Ltd. October 28, 2021 ASE Technology Holding Third Quarter 2021 Earnings Release

2 Safe Harbor Notice This presentation contains "forward - looking statements" within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. Although these forward - looking statements, which may include statements regarding our future results of operations, financial condition or business prospects, are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on these forward - looking statements, which apply only as of the date of this press release. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan” and similar expressions, as they relate to us, are intended to identify these forward - looking statements in this press release. These forward - looking statements are necessarily estimates reflecting the best judgment of our senior management and our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied by the forward - looking statements for reasons including, among others, risks associated with cyclicality and market conditions in the semiconductor or electronic industry; changes in our regulatory environment, including our ability to comply with new or stricter environmental regulations and to resolve environmental liabilities; demand for the outsourced semiconductor packaging, testing and electronic manufacturing services we offer and for such outsourced services generally; the highly competitive semiconductor or manufacturing industry we are involved in; our ability to introduce new technologies in order to remain competitive; international business activities; our business strategy; our future expansion plans and capital expenditures; the strained relationship between the Republic of China and the People’s Republic of China; general economic and political conditions; the recent shift in United States trade policies; possible disruptions in commercial activities caused by natural or human - induced disasters; fluctuations in foreign currency exchange rates; and other factors. For a discussion of these risks and other factors, please see the documents we file from time to time with the Securities and Exchange Commission, including the 2020 Annual Report on Form 20 - F filed on April 6, 2021.

Consolidated Statements of Comprehensive Income

Quarterly Comparison

(unaudited)

(NT$ Million)	Q3 / 2021	%	Q2 / 2021	%	Q3 / 2020	%	QoQ	YoY
Net Revenues:								
ATM	88,791	58.9%	77,160	60.8%	69,497	56.4%	15%	28%
EMS	61,116	40.6%	49,147	38.7%	53,126	43.1%	24%	15%
Others	758	0.5%	619	0.5%	572	0.5%	22%	33%
Total Net Revenues	150,665	100.0%	126,926	100.0%	123,195	100.0%	19%	22%
Gross Profit	30,784	20.4%	24,804	19.5%	19,720	16.0%	24%	56%
Operating Income (Loss)	18,426	12.2%	13,174	10.4%	9,141	7.4%	40%	102%
Pretax Income (Loss)	18,474	12.3%	13,344	10.5%	9,014	7.3%	38%	105%
Income Tax Benefit (Expense)	(3,630)	-2.4%	(2,648)	-2.1%	(1,797)	-1.5%		
Non-controlling Interest	(668)	-0.4%	(358)	-0.3%	(505)	-0.4%		
Net Income Attributable to Shareholders of the Parent	14,176	9.4%	10,338	8.1%	6,712	5.4%	37%	111%
Basic EPS	3.29		2.40		1.57		37%	110%
Diluted EPS	3.20		2.30		1.54		39%	108%
Additional Commentary From Management[1&2]:								
Gross Profit excl. PPA expenses	31,716	21.1%	25,738	20.3%	20,607	16.7%	23%	54%
Operating Profit excl. PPA expenses	19,620	13.0%	14,372	11.3%	10,281	8.3%	37%	91%
Net Profit excl. PPA expenses	15,374	10.2%	11,510	9.1%	7,850	6.4%	34%	96%
Basic EPS excl. PPA expenses	3.56		2.67		1.84		33%	94%

[1]: PPA expenses are the P&L impacts from the accounting treatment of purchase price allocation in relation to the ASE/SPIL transaction, which resulted in increased asset values from purchase price premiums in PP&E, intangibles and right-of-use assets. The PPA expenses excluded are related to depreciation, amortization and other expenses $1.15bn in 3Q21, $1.13bn in 2Q21 and $1.14bn in 3Q20.

[2]: PPA expenses are the P&L impacts from the accounting treatment of purchase price allocation in relation to the USI/Asteelflash transaction, which resulted in increased asset and liability values from purchase price premiums in PP&E, intangibles, right-of-use assets and deferred tax liability. The PPA expenses excluded are related to depreciation, amortization, other expenses, income tax benefit and non-controlling interest $0.06bn in 3Q21 and $0.05bn in 2Q21.

ASE GROUP
© ASE Group. All rights reserved.
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4 ATM Statements of Comprehensive Income Quarterly Comparison (unaudited) (NT$ Million) Q3 / 2021 % Q2 / 2021 % Q3 / 2020 % QoQ YoYNet Revenues: Packaging 75,221 83.5% 65,936 83.5% 58,417 81.3% 14% 29% Testing 13,416 14.9% 11,677 14.8% 12,351 17.2% 15% 9% Direct Material 1,429 1.6% 1,372 1.7% 1,020 1.4% 4% 40% Others 26 0.0% 3 0.0% 32 0.1% 767% -19% Total Net Revenues 90,092 100.0% 78,988 100.0% 71,820 100.0% 14% 25% Gross Profit 24,714 27.4% 20,210 25.6% 14,540 20.2% 22% 70% Operating Income (Loss) 15,631 17.3% 11,827 15.0% 6,809 9.5% 32% 130% Additional Commentary From Management 3 : Gross Profit excl. PPA expenses 25,594 28.4% 21,091 26.7% 15,427 21.5% 21% 66% Operating Profit excl. PPA expenses 16,761 18.6% 12,959 16.4% 7,949 11.1% 29% 111% 3 : PPA expenses are the P&L impacts from the accounting treatment of purchase price allocation in relation to the ASE/SPIL transaction, which resulted in increased asset values from purchase price premiums in PP&E, intangibles and right - of - use assets. The PPA expenses excluded are related to depreciation and amortization $1.13bn in both 3Q21 and 2Q21, and $ 1.14bn in 3Q20.

5 ATM Operations (unaudited) 13,334 15,082 14,540 16,478 18,007 20,210 24,714 66,209 69,516 71,820 72,752 73,767 78,988 90,092 20.1% 21.7% 20.2% 22.6% 24.4% 25.6% 27.4% 0% 10% 20% 30% 40% 0 20,000 40,000 60,000 80,000 100,000 Q1/20 Q2/20 Q3/20 Q4/20 Q1/21 Q2/21 Q3/21 NT$ Million Gross Profit Gross Margin Revenue

6 ATM Revenue by Application (unaudited) 54% 54% 53% 52% 50% 50% 51% 15% 14% 14% 14% 14% 14% 15% 31% 32% 33% 34% 36% 36% 34% 0% 20% 40% 60% 80% 100% Q1/20 Q2/20 Q3/20 Q4/20 Q1/21 Q2/21 Q3/21 Communication Computing Automotive, Consumer & Others

7 38% 38% 37% 35% 34% 33% 36% 36% 35% 37% 39% 40% 42% 39% 7% 7% 8% 9% 9% 8% 8% 17% 18% 17% 15% 15% 15% 15% 2% 2% 1% 2% 2% 2% 2% 0% 20% 40% 60% 80% 100% Q1/20 Q2/20 Q3/20 Q4/20 Q1/21 Q2/21 Q3/21 Material Testing Discrete and Other Wirebonding Bump/FC/WLP /SiP ATM Revenue by Type (unaudited)

8 EMS Operations Quarterly Comparison & Revenue By Application (unaudited ) (NT$ Million) Q3 / 2021 4 % Q2 / 2021 4 % Q3 / 2020 % QoQ YoY EMS Net Revenues 61,127 100.0% 49,154 100.0% 53,137 100.0% 24% 15% Gross Profit 5,883 9.6% 4,476 9.1% 5,147 9.7% 31% 14% Operating Income (Loss) 2,658 4.3% 1,273 2.6% 2,326 4.4% 109% 14% 36% 46% 40% 45% 39% 39% 38% 14% 12% 6% 4% 7% 10% 10% 33% 28% 40% 39% 33% 28% 33% 11% 10% 9% 8% 14% 16% 12% 6% 3% 4% 3% 5% 5% 5% 1% 1% 1% 2% 2% 2% 0% 20% 40% 60% 80% 100% Q1/20 Q2/20 Q3/20 Q4/20 Q1/21 Q2/21 Q3/21 Communication Computing & Storage Consumer Industrial Automotive Others 4 : PPA expenses are the P&L impacts from the accounting treatment of purchase price allocation in relation to the USI/ Asteelflash transaction, which resulted in increased asset and liability values from purchase price premiums in PP&E , intangibles and right - of - use assets. The PPA expenses excluded are related to depreciation and amortization $ 0.06bn in 3Q21 and $ 0.07bn in 2Q21.

9 Key Balance Sheet Items & Indices (unaudited) (NT$ Million) Sept. 30, 2021 Jun. 30, 2021 Cash and cash equivalent 53,419 52,987 Financial assets - current 4,133 4,492 Financial assets - non current & investments - equity method 20,915 19,982 Property, plant & equipment 252,384 244,861 Total assets 650,467 611,857 Short-term loans 36,610 40,460 Current portion of bonds payable 3,699 3,699 Current portion of long-term loans 2,840 4,864 Bonds payable 48,498 48,474 Long-term loans & long-term bills payable 137,015 106,124 Total interest bearing debts 235,326 209,723 Total liabilities 399,628 357,352 Total equity (Including non-controlling interest) 250,839 254,505 Quarterly EBITDA 32,655 27,350 Current ratio 1.35 1.30 Net debt to equity ratio 0.71 0.60

10 Equipment Capital Expenditure vs. EBITDA (unaudited) 410 495 415 379 471 611 468 635 751 788 908 879 976 1,175 0 200 400 600 800 1,000 1,200 Q1/20 Q2/20 Q3/20 Q4/20 Q1/21 Q2/21 Q3/21 US$ Million Capex EBITDA

11 Fourth Quarter 2021 Outlook* Based on our current business outlook and exchange rate assumptions, management projects overall performance for the fourth quarter of 2021 to be as follows: • In US dollar terms, our ATM 4th quarter 2021 business level should be similar to our 3rd quarter 2021 business level; • Our ATM 4th quarter 2021 gross margin should be similar to our 3rd quarter 2021 gross margin ; • In USD terms, our EMS 4th quarter 2021 business level should come close to our 4th quarter 2020 levels; • Our EMS 4th quarter 2021 operating margin should come close to our 3rd quarter 2021 operating margin . *: Due to the impact of the COVID - 19 outbreak, our outlook continues to be subject to a higher degree of risk. The information provided is done so as a reference of our current view as of the date of this presentation. Our business, financial condition an d results of operations are of greater adverse risk; and, as a result, there may be a higher likelihood of material variances b etw een our expected and actual results .

12 www.aseglobal.com Thank You

Appendix 1

Consolidated Statements of Comprehensive Income

(unaudited)

(NT$ Thousand)	Q1/2020	Q2/2020	Q3/2020	Q4/2020	FY/2020	Q1/2021	Q2/2021	Q3/2021
Revenues	97,357,155	107,548,773	123,195,399	148,877,383	476,978,710	119,469,784	126,926,346	150,664,816
COGS	81,201,507	88,739,372	103,475,591	125,577,972	398,994,442	97,583,415	102,122,197	119,880,851
PPA under COGS	1,049,113	887,560	886,817	884,479	3,707,969	1,024,525	933,946	931,880
Gross profit	16,155,648	18,809,401	19,719,808	23,299,411	77,984,268	21,886,369	24,804,149	30,783,965
Gross profit excl. PPA	17,204,761	19,696,961	20,606,625	24,183,890	81,692,237	22,910,894	25,738,095	31,715,845
OPEX	10,092,942	10,382,863	10,578,715	12,053,666	43,108,186	10,977,703	11,630,191	12,357,669
PPA under OPEX	253,185	253,185	253,185	253,185	1,012,742	269,154	263,543	262,097
Operating income	6,062,706	8,426,538	9,141,093	11,245,745	34,876,082	10,908,666	13,173,958	18,426,296
Operating income excl. PPA	7,365,004	9,567,283	10,281,095	12,383,410	39,596,792	12,202,345	14,371,447	19,620,273
Non Op gain/(loss)	(826,352)	452,430	(126,617)	1,358,135	857,596	271,633	170,726	48,235
PPA under Non Op gain/ (loss)	30,283	13,617	(1,659)	57,724	99,966	43,225	2,813	39,929
Non Op gain/ (loss) excl. PPA	(796,069)	466,047	(128,276)	1,415,859	957,562	314,858	173,539	88,164
Pretax income	5,236,354	8,878,968	9,014,477	12,603,881	35,733,680	11,180,299	13,344,684	18,474,530
PPA under Pretax income	1,332,581	1,154,363	1,138,344	1,195,389	4,820,676	1,336,904	1,200,302	1,233,906
Pretax income excl. PPA	6,568,935	10,033,331	10,152,821	13,799,270	40,554,356	12,517,203	14,544,986	19,708,436
Tax expenses	1,175,024	1,645,554	1,797,149	1,839,173	6,456,900	2,451,096	2,648,128	3,630,545
PPA under Tax expense	0	0	0	0	0	(38,471)	(16,250)	(20,612)
Tax expense excl. PPA	1,175,024	1,645,554	1,797,149	1,839,173	6,456,900	2,489,567	2,664,378	3,651,157
Non-controlling interest	162,700	295,819	504,607	720,674	1,683,800	252,076	358,136	667,705
PPA under Non-controlling interest	0	0	0	0	0	30,714	12,788	15,661
Non-controlling interest excl. PPA	162,700	295,819	504,607	720,674	1,683,800	282,790	370,924	683,366
Net income attributable to shareholders of the parent	3,898,630	6,937,595	6,712,721	10,044,034	27,592,980	8,477,127	10,338,420	14,176,280
PPA expenses under Net income attributable to shareholders of the	1,332,581	1,154,363	1,138,344	1,195,389	4,820,676	1,267,719	1,171,264	1,197,633
Net income attributable to shareholders of the parent excl. PPA	5,231,211	8,091,958	7,851,065	11,239,423	32,413,656	9,744,846	11,509,684	15,373,913
Total PPA expenses	1,332,581	1,154,363	1,138,344	1,195,389	4,820,676	1,298,433	1,184,052	1,213,294
Basic EPS (NT$)	0.92	1.63	1.57	2.35	6.47	1.97	2.40	3.29
Basic EPS (NT$) excl. PPA	1.23	1.90	1.84	2.63	7.60	2.26	2.67	3.56
Diluted EPS (NT$)	0.89	1.60	1.54	2.30	6.31	1.92	2.30	3.20
Diluted EPS (NT$) excl. PPA	1.21	1.87	1.80	2.58	7.44	2.21	2.57	3.47

ASE GROUP

© ASE Group. All rights reserved.

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